SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________) *

AbCellera Biologics Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

00288U106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 00288U106	13G	Page 2 of 16

1	NAME OF REPORTING PERSON DCVC Bio, L.P. (“DCVC Bio”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
29,105,761 shares, except that DCVC Bio GP, LLC (“DCVC Bio GP”), the general partner of DCVC Bio, may be deemed to have sole voting power with respect to such shares, JNK Capital Management, LLC (“JNK”), a managing member of DCVC Bio GP, may be deemed to have shared voting power with respect to such shares, ZNM Capital Management, LLC (“ZNM”), a managing member of DCVC Bio GP, may be deemed to have shared voting power with respect to such shares, and Kiersten Stead (“Stead”) and John Hamer (“Hamer”), the managing members of JNK, and Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of ZNM, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
29,105,761 shares, except that DCVC Bio GP, the general partner of DCVC Bio, may be deemed to have sole dispositive power with respect to such shares, JNK, a managing member of DCVC Bio GP, may be deemed to have shared dispositive power with respect to such shares, ZNM, a managing member of DCVC Bio GP, may be deemed to have shared dispositive power with respect to such shares, and Stead and Hamer, the managing members of JNK, and Bogue and Ocko, the managing members of ZNM, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	29,105,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.8%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 00288U106	13G	Page 3 of 16

1	NAME OF REPORTING PERSON DCVC Bio GP, LLC (“DCVC Bio GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
29,105,761 shares, all of which are held by DCVC Bio, L.P. (“DCVC Bio”), for whom DCVC Bio GP serves as general partner, except that JNK Capital Management, LLC (“JNK”), a managing member of DCVC Bio GP, may be deemed to have shared voting power with respect to such shares, ZNM Capital Management, LLC (“ZNM”), a managing member of DCVC Bio GP, may be deemed to have shared voting power with respect to such shares, and Kiersten Stead (“Stead”) and John Hamer (“Hamer”), the managing members of JNK, and Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of ZNM, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
29,105,761 shares, all of which are held by DCVC Bio, for whom DCVC Bio GP serves as general partner, except that JNK, a managing member of DCVC Bio GP, may be deemed to have shared dispositive power with respect to such shares, ZNM, a managing member of DCVC Bio GP, may be deemed to have shared dispositive power with respect to such shares, and Stead and Hamer, the managing members of JNK, and Bogue and Ocko, the managing members of ZNM, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	29,105,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.8%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 00288U106	13G	Page 4 of 16

1	NAME OF REPORTING PERSON JNK Capital Management, LLC (“JNK”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		29,105,761 shares, all of which are held by DCVC Bio, L.P. (“DCVC Bio”). JNK serves as a managing member of DCVC Bio GP, LLC (“DCVC Bio GP”), the general partner of DCVC Bio, and may be deemed to have shared voting power with respect to such shares. Kiersten Stead (“Stead”) and John Hamer (“Hamer”), the managing members of JNK, may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		29,105,761 shares, all of which are held by DCVC Bio. JNK serves as a managing member of DCVC Bio GP, the general partner of DCVC Bio, and may be deemed to have shared dispositive power with respect to such shares. Stead and Hamer, the managing members of JNK, may be deemed to have shared dispositive power with respect to such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	29,105,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.8%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 00288U106	13G	Page 5 of 16

1	NAME OF REPORTING PERSON ZNM Capital Management, LLC (“ZNM”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		29,105,761 shares, all of which are held by DCVC Bio, L.P. (“DCVC Bio”). ZNM serves as a managing member of DCVC Bio GP (“DCVC Bio GP”), the general partner of DCVC Bio, and may be deemed to have shared voting power with respect to such shares. Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of ZNM, may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		29,105,761 shares, all of which are held by DCVC Bio. ZNM serves as a managing member of DCVC Bio GP, the general partner of DCVC Bio, and may be deemed to have shared dispositive power with respect to such shares. Bogue and Ocko, the managing members of ZNM, may be deemed to have shared dispositive power with respect to such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	29,105,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.8%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 00288U106	13G	Page 6 of 16

1	NAME OF REPORTING PERSON Zachary Bogue (“Bogue”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		29,105,761 shares, all of which are held by DCVC Bio, L.P. (“DCVC Bio”). DCVC Bio GP (“DCVC Bio GP”) is the general partner of DCVC Bio and Bogue, as a managing member of ZNM Capital Management, LLC (“ZNM”), a managing member of DCVC Bio GP, may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		29,105,761 shares, all of which are held by DCVC Bio. DCVC Bio GP is the general partner of DCVC Bio and Bogue, as a managing member of ZNM, a managing member of DCVC Bio GP, may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	29,105,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.8%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 00288U106	13G	Page 7 of 16

1	NAME OF REPORTING PERSON Matthew Ocko (“Ocko”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		29,105,761 shares, all of which are held by DCVC Bio, L.P. (“DCVC Bio”). DCVC Bio GP (“DCVC Bio GP”) is the general partner of DCVC Bio and Ocko, as a managing member of ZNM Capital Management, LLC (“ZNM”), a managing member of DCVC Bio GP, may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		29,105,761 shares, all of which are held by DCVC Bio. DCVC Bio GP is the general partner of DCVC Bio and Ocko, as a managing member of ZNM, a managing member of DCVC Bio GP, may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	29,105,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.8%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 00288U106	13G	Page 8 of 16

1	NAME OF REPORTING PERSON Kiersten Stead (“Stead”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		29,105,761 shares, all of which are held by DCVC Bio, L.P. (“DCVC Bio”). DCVC Bio GP (“DCVC Bio GP”) is the general partner of DCVC Bio and Stead, as a managing member of JNK Capital Management, LLC (“JNK”), a managing member of DCVC Bio GP, may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		29,105,761 shares, all of which are held by DCVC Bio. DCVC Bio GP is the general partner of DCVC Bio and Stead, as a managing member of JNK, a managing member of DCVC Bio GP, may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	29,105,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.8%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 00288U106	13G	Page 9 of 16

1	NAME OF REPORTING PERSON John Hamer (“Hamer”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		29,105,761 shares, all of which are held by DCVC Bio, L.P. (“DCVC Bio”). DCVC Bio GP (“DCVC Bio GP”) is the general partner of DCVC Bio and Hamer, as a managing member of JNK Capital Management, LLC (“JNK”), a managing member of DCVC Bio GP, may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		29,105,761 shares, all of which are held by DCVC Bio. DCVC Bio GP is the general partner of DCVC Bio and Hamer, as a managing member of JNK, a managing member of DCVC Bio GP, may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	29,105,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.8%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 00288U106	13G	Page 10 of 16

ITEM 1(A).	NAME OF ISSUER AbCellera Biologics Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 2215 Yukon Street

Vancouver, BC V5Y 0A1

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by DCVC Bio, L.P., a Delaware limited partnership (“DCVC Bio”), DCVC Bio GP, LLC, a Delaware limited liability company (“DCVC Bio GP”), JNK Capital Management, LLC, a Delaware limited liability company (“JNK”), ZNM Capital Management, LLC, a Delaware limited liability company (“ZNM”), Zachary Bogue (“Bogue”), Matthew Ocko (“Ocko”), John Hamer (“Hamer”) and Kiersten Stead (“Stead”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

DCVC Bio GP is the general partner of DCVC Bio, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC Bio. ZNM is a managing member of DCVC Bio GP and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC Bio. JNK is a managing member of DCVC Bio GP and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC Bio. Bogue and Ocko are managing members of ZNM and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC Bio. Hamer and Stead are managing members of JNK and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC Bio.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

270 University Avenue

Palo Alto, CA 94301

ITEM 2(C).	CITIZENSHIP DCVC Bio is a Delaware limited partnership. DCVC Bio GP, JNK and ZNM are Delaware limited liability companies. Bogue, Ocko, Hamer and Stead are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER Common Shares, no par value per share CUSIP # 00288U106

ITEM 3.	Not Applicable.

CUSIP NO. 00288U106	13G	Page 11 of 16

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreement of DCVC Bio, and the limited liability company agreements of DCVC Bio GP, JNK Capital Management, LLC and ZNM Capital Management, LLC, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

ITEM 10.	CERTIFICATION Not applicable.

CUSIP NO. 00288U106	13G	Page 12 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2021

DCVC Bio, L.P.

By: DCVC Bio GP, LLC, its General Partner

By: JNK Capital Management, LLC, its Managing Member

By:	/s/ John Hamer
Name:	John Hamer
Title:	Managing Member

By:	/s/ Kiersten Stead
Name:	Kiersten Stead
Title:	Managing Member

By: ZNM Capital Management, LLC, its Managing Member

By:	/s/ Matthew Ocko
Name:	Matthew Ocko
Title:	Managing Member

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

DCVC Bio GP, LLC

By: JNK Capital Management, LLC, its Managing Member

By:	/s/ John Hamer
Name:	John Hamer
Title:	Managing Member

By:	/s/ Kiersten Stead
Name:	Kiersten Stead
Title:	Managing Member

By: ZNM Capital Management, LLC, its Managing Member

By:	/s/ Matthew Ocko
Name:	Matthew Ocko
Title:	Managing Member

CUSIP NO. 00288U106	13G	Page 13 of 16

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

JNK Capital Management, LLC

By:	/s/ John Hamer
Name:	John Hamer
Title:	Managing Member

By:	/s/ Kiersten Stead
Name:	Kiersten Stead
Title:	Managing Member

ZNM Capital Management, LLC

By:	/s/ Matthew Ocko
Name:	Matthew Ocko
Title:	Managing Member

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

John Hamer

By:	/s/ John Hamer
Name:	John Hamer

Kiersten Stead

By:	/s/ Kiersten Stead
Name:	Kiersten Stead

Matthew Ocko

By:	/s/ Matthew Ocko
Name:	Matthew Ocko

Zachary Bogue

By:	/s/ Zachary Bogue
Name:	Zachary Bogue

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 00288U106	13G	Page 14 of 16

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	15

CUSIP NO. 00288U106	13G	Page 15 of 16

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Shares of AbCellera Biologics Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 9, 2021

DCVC Bio, L.P.

By: DCVC Bio GP, LLC, its General Partner

By: JNK Capital Management, LLC, its Managing Member

By:	/s/ John Hamer
Name:	John Hamer
Title:	Managing Member

By:	/s/ Kiersten Stead
Name:	Kiersten Stead
Title:	Managing Member

By: ZNM Capital Management, LLC, its Managing Member

By:	/s/ Matthew Ocko
Name:	Matthew Ocko
Title:	Managing Member

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

DCVC Bio GP, LLC

By: JNK Capital Management, LLC, its Managing Member

By:	/s/ John Hamer
Name:	John Hamer
Title:	Managing Member

By:	/s/ Kiersten Stead
Name:	Kiersten Stead
Title:	Managing Member

CUSIP NO. 00288U106	13G	Page 16 of 16

By: ZNM Capital Management, LLC, its Managing Member

By:	/s/ Matthew Ocko
Name:	Matthew Ocko
Title:	Managing Member

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

JNK Capital Management, LLC

By:	/s/ John Hamer
Name:	John Hamer
Title:	Managing Member

By:	/s/ Kiersten Stead
Name:	Kiersten Stead
Title:	Managing Member

ZNM Capital Management, LLC

By:	/s/ Matthew Ocko
Name:	Matthew Ocko
Title:	Managing Member

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

John Hamer

By:	/s/ John Hamer
Name:	John Hamer

Kiersten Stead

By:	/s/ Kiersten Stead
Name:	Kiersten Stead

Matthew Ocko

By:	/s/ Matthew Ocko
Name:	Matthew Ocko

Zachary Bogue

By:	/s/ Zachary Bogue
Name:	Zachary Bogue